Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 11, 2022, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 11, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – August 11, 2022

Aegon reports second quarter 2022 results

Steady progress on transformation allows Aegon to increase its free cash flow outlook

●	Net loss of EUR 348 million due to one-time charges and a non-economic loss on interest rate hedges in the US
●

Operating result of EUR 538 million; a decrease of 11% on a constant currency basis compared with the second quarter of 2021. Benefits from expense savings, growth initiatives and favorable claims experience are more than offset by lower fees due to adverse market movements and lower investment income

●	The capital ratios of all three main units remain above their respective operating levels. Group Solvency II ratio increases to 214% driven by management actions and the benefit from model updates
●

Cash Capital at the Holding decreases only slightly to EUR 1.7 billion at June 30, 2022, despite the impact of the previously announced deleveraging and share buyback; third tranche buyback to commence in October 2022

●	2022 interim dividend increases by EUR 0.03 to EUR 0.11 per common share reflecting sustainable free cash flow growth
●

Aegon raises its 2022 guidance for operating capital generation from the units from around EUR 1.2 billion to around EUR 1.4 billion. Aegon also expects to achieve cumulative free cash flow over the period 2021 to 2023 of at least EUR 2.2 billion, well ahead of the EUR 1.4 to 1.6 billion target set at the 2020 Capital Markets Day

Statement of Lard Friese, CEO

“The first half year of 2022 was one of the most challenging periods for investors with equity markets experiencing their worst start of the year in over five decades. Volatility remained as central banks increased interest rates to curb rising inflation and the war in Ukraine continued. Against this challenging backdrop we performed well, a testament to the strength of our strategy.

Our second quarter operating result of EUR 538 million was strong, reflecting the receding impact of COVID-19 and the progress we are making on our operational improvement plan that helped offset the impact from lower equity markets. We have now executed 1,058 out of more than 1,200 initiatives as part of this plan. Expense initiatives resulted in a EUR 250 million reduction of annual addressable expenses. Across our three core markets, our Workplace Solutions businesses generated positive net deposits, supported by various growth initiatives and favorable labor market conditions. We also achieved growth in new life sales in the US, supported by a 12% increase in licensed life agents at WFG over the last year. Mortgage origination volumes in the Netherlands, net deposits in the Retail channel in the UK, and third-party net deposits in our asset management business were down versus last year, reflecting a challenging macro-economic outlook and rising interest rates.

Our net result was impacted by a one-time charge related to reinsurance rate increases in the US, contributing to the net loss of EUR 348 million for the quarter. Nonetheless, we remain on course to deliver on our objective of growing returns to shareholders. The actions we have taken to strengthen our capital position and improve our risk profile are paying off in the current market circumstances, with the capital position of our three main units remaining above their respective operating levels. The strength of our balance sheet and the sustainable growth in free cash flow are a solid basis to raise the interim dividend by 3 eurocents compared with last year to 11 eurocents per common share.

In the second quarter we also continued to make progress in our approach on sustainability. In the United States we introduced the Emergency Savings Account product enabling employers to help their employees save for unexpected events and improve their financial wellbeing. As part of our commitment to contribute to a climate neutral world, Aegon Asset Management partnered in the launch of a USD 600 million venture in the US to acquire value-add multifamily dwellings and transition them to low-carbon, energy efficient buildings. In the UK, we moved over GBP 3 billion of customers’ assets into strategies that consider ESG credentials, as part of the commitment to make our default pension funds in the UK carbon net-zero by 2050.

Looking ahead, considering the active management of our balance sheet and our overall transformation progress, we are comfortable increasing our expectations for cumulative free cash flow over the period 2021 to 2023 from EUR 1.4 to 1.6 billion to at least EUR 2.2 billion. We also raise our 2022 guidance for operating capital generation from the units from around EUR 1.2 billion to around EUR 1.4 billion.

While uncertainty in financial markets and economic outlook is expected to remain, we will continue to stand by our customers and help them navigate through challenging economic circumstances with our expertise and high level of service. I want to thank our colleagues for their continued dedication and I am confident that together we will deliver on our 2023 strategic and financial commitments.”

Note: All comparisons in this release are against 2Q 2021, unless stated otherwise. See page 7 of this press release for key performance indicators.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 6 22 88 99 25	+31 (0) 70 344 8028	United States: +1 720 452 7989
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 165 4012
The Netherlands: +31 20 703 8218
Passcode: 6498775

The Hague – August 11, 2022

Strategic highlights

Aegon N.V.							unaudited
Strategic highlights - Focus. Execute. Deliver.
Key performance indicators

Notes	2Q 2022	2Q 2021%		1Q 2022%		YTD 2022	YTD 2021%

Addressable expenses ¹	3,060	2,972	3	3,057	-	n/a	n/a
Change compared to FY 2019	(185)	(273)	32	(188)	1	n/a	n/a

Strategic Assets

Americas Individual Solutions - Life
New business strain (USD million)	77	71	7	71	8	147	145	2
New life sales (USD million)	106	95	12	94	13	200	178	12
MCVNB (USD million)	70	73	(4)	38	81	108	124	(13)

Americas Workplace Solutions - Retirement Plans Middle-Market

Net deposits (USD million)	467	127	n.m.	288	62	756	86	n.m.
Written sales (USD million)	855	1,114	(23)	1,273	(33)	2,128	2,237	(5)
The Netherlands
Mortgage origination (EUR million)	2,403	2,897	(17)	2,445	(2)	4,848	5,928	(18)
Workplace Solutions net deposits (EUR million)	191	198	(4)	186	3	377	371	2
Net growth Knab customers (‘000s of customers)	9.9	5.6	76	13.9	(29)	23.8	16.1	48
United Kingdom
Platform expenses / AuA	21 bps	21 bps	-	19 bps	11	20 bps	21 bps	(5)

Annualized revenues gained/(lost) on net deposits (GBP million)	(2)	(1)	(98)	(2)	(34)	(4)	(3)	(38)

Workplace net deposits (GBP million)	406	1,060	(62)	701	(42)	1,107	1,355	(18)
Retail net deposits (GBP million)	(89)	(78)	(15)	23	n.m.	(66)	(119)	45

Growth Markets (Spain & Portugal, China, Brazil)

New life sales (EUR million)	55	53	5	64	(14)	120	117	2
MCVNB (Life) (EUR million)	16	17	(8)	22	(28)	38	49	(23)
New premium production (P&C and A&H) (EUR million)	31	28	8	33	(7)	63	57	11

Asset management - Global Platforms

Operating margin (%)	11.8%	13.6%	(13)	16.2%	(27)	14.0%	13.2%	6
Net deposits (EUR million)	(6,286)	1,512	n.m.	(3,293)	(91)	(9,579)	(2,061)	n.m.
of which Third-party (EUR million)	(822)	2,100	n.m.	423	n.m.	(399)	2,239	n.m.
Annualized revenues gained/(lost) on net deposits (EUR million)	(8)	4	n.m.	(2)	n.m.	(10)	3	n.m.

Financial Assets

Americas - Variable Annuities
Capital generation (USD million)	(693)	302	n.m.	(120)	n.m.	(813)	381	n.m.
Dynamic hedge effectiveness ratio (%)	98%	99%	(1)	97%	1	98%	99%	(1)
Americas - Long-Term Care
Capital generation (USD million)	14	138	(90)	51	(72)	65	214	(70)
Actual to expected claim ratio (%) (IFRS)	76%	52%	46	51%	48	64%	47%	61
NPV of rate increases approved since end-2020 (USD million)	391	176	n.m.	368	6	n/a	n/a
The Netherlands - NL Life
Operating capital generation (EUR million)	79	67	18	66	21	145	95	53
Remittances to Aegon NL (EUR million)	50	25	100	50	-	100	50	100
Solvency II ratio (%)	200%	172%	16	186%	7	200%	172%	16

1. Trailing four quarters in constant currency. EUR million.

2Q 2022 Results - 2

The Hague – August 11, 2022

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the organization. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, Brazil, and China) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core and growth markets, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and the global asset manager. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan that now comprises more than 1,200 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. Between the launch of the operational improvement plan and the end of the second quarter of 2022, a total of 1,058 initiatives have been executed, of which 819 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses and driving business growth. Aegon targets EUR 400 million expense savings from expense savings initiatives by 2023, of which EUR 150 million is expected to be reinvested in growth initiatives. In the trailing four quarters, Aegon reduced addressable expenses through expense savings initiatives by EUR 250 million compared with the base year 2019. Aegon remains confident in delivering on its expense savings target, while absorbing expense inflation. These expense savings were partly offset by EUR 65 million of additional expenses related to growth initiatives in the trailing four quarters. Combined, addressable expenses have been reduced by EUR 185 million compared with the base year 2019, on a constant currency basis. The growth initiatives are aimed at improving customer service, enhancing user experience, and developing new products, and contributed EUR 215 million to the operating result in the trailing four quarters. The company will continue to execute the expense savings and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon invests in expanding its customer base and increasing its margins to realize profitable growth.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve top-5 positions in term life, whole life final expense, and index universal life through profitable sales growth. New life sales in the second quarter of 2022 amounted to USD 106 million, a 12% increase compared with the same period last year, and were driven by increased index universal life and whole life final expense sales. Index universal life growth was driven by the World Financial Group (WFG) distribution channel, which benefited from further structural actions expanding the distribution strength of this channel. These included activating dormant producers and growing the number of licensed life agents by 12% compared to the prior year period, to 58,000. Together with the continued competitiveness of Transamerica’s products, this resulted in a market share of 63% in this channel and marks the best sales quarter for Transamerica products in the WFG channel since the first quarter of 2016. Whole life final expense sales grew due to targeted segmentation efforts on key brokerage relationships and following enhancements made to the product, the application process, and to customer service.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Written sales were USD 855 million in the second quarter of 2022, compared with USD 1.1 billion in the same quarter last year. Lower equity markets and higher interest rates have had a negative impact on plan assets, and plan sponsors are more reluctant to move retirement plans given the current volatile markets. Net deposits for the Middle-Market increased and amounted to USD 467 million in the second quarter of 2022 compared with USD 127 million of net deposits in the same quarter of last year. Net deposits are

2Q 2022 Results - 3

The Hague – August 11, 2022

benefiting from strong written sales in prior periods, which translate into higher recurring deposits. Transamerica continued to grow its suite of workplace financial wellness solutions with the introduction of a new product, the Emergency Savings Account. This product enables employers to help their employees save for unexpected events and improve their financial wellbeing.

The Netherlands

Aegon is a leading mortgage originator in the Netherlands, and benefits from its scale, high service levels to intermediaries and customers, and diversified sources of funding. The company originated EUR 2.4 billion of residential mortgages during the quarter. This is lower than the EUR 2.9 billion originated in the second quarter of last year due to reduced refinancing activity as a result of increased mortgage interest rates. In the second quarter of 2022, approximately half of the mortgages were originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. Despite the reduction in mortgage origination, the portfolio of mortgages under administration grew by EUR 3.6 billion compared with the second quarter of 2021 to EUR 61.6 billion, also reflecting lower prepayments.

Net deposits for the Workplace Solutions defined contribution pension products (PPI) in the Netherlands decreased by 3% to EUR 191 million in the second quarter of 2022. Higher recurring gross deposits from continued strong demand for PPIs were more than offset by one-time outgoing value transfers. These value transfers are part of an industry-wide plan to consolidate small pensions. Excluding these value transfers, net deposits would have increased by 10% compared with the second quarter of 2021.

Aegon aims to develop its online bank Knab into a digital gateway for individual retirement solutions. In the second quarter of 2022, Knab grew its fee-paying customer base by almost 10,000 to 325,000. This growth was mainly driven by the small business segment, which underscores the bank’s ability to attract and retain customers through its clear way of communicating, its customer-friendly service and the way it offers customers an easy and cost-effective way of managing their banking matters online.

United Kingdom

In the United Kingdom, Aegon’s aim is to grow both the Retail and Workplace channels of its platform business. The platform business – excluding the low-margin Institutional business – generated net deposits of GBP 317 million. This compared with GBP 982 million in the second quarter of 2021, largely driven by a large scheme win in the Workplace space. The quarter benefited from improved persistency reflecting enhancements made to the platform’s functionality and investments in providing improved service to intermediaries. Net deposits on the platform contributed positively to revenues, but were more than offset by the revenues lost from the anticipated gradual run-off of the traditional product portfolio. Platform expenses as a percentage of assets under administration remained stable compared with the second quarter of last year at 21 basis points, with expense savings offsetting the impact from market movements on assets under administration.

Recently, Aegon UK moved over GBP 3 billion of customers’ assets into strategies that consider ESG credentials, as part of the commitment to make their default pension funds carbon net-zero by 2050. Aegon has transitioned approximately GBP 15 billion into ESG strategies within its default funds in the last three years. The funds track the newly launched Morningstar ESG Enhanced indices. The new indices target a reduction in carbon emissions intensity and apply a set of exclusionary screens to limit exposure to controversial companies. The securities are then reweighted to favor those with stronger ESG attributes. The methodology aims to maintain risk characteristics in line with standard market benchmarks and manage emerging ESG tail risks.

Financial Assets

Financial Assets are blocks of business which are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. Dedicated teams are responsible for managing these businesses and maximizing their value through active in-force management, disciplined risk management and capital management actions. To achieve this, Aegon considers unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

2Q 2022 Results - 4

The Hague – August 11, 2022

Americas

Having made significant progress since the Capital Markets Day in December 2020 on management actions to better manage the variable annuity portfolio, the company is directly engaging with third parties to investigate further options to release capital and improve the risk-return profile of Transamerica. The outcome of those external engagements, and the trade-offs to be made as part of a potential transaction, will be weighed against the alternative of continued full ownership and active management of a de-risked variable annuity portfolio. As soon as the company has more to share on the outcome of this process, it will update the market.

Previously, Transamerica expanded the dynamic hedge program to variable annuity products with guaranteed minimum death benefits and guaranteed minimum income benefits. In the second quarter of 2022, Transamerica achieved a hedge effectiveness of 98% on its variable annuity dynamic hedge program, continuing its strong track record. Furthermore, Transamerica is taking actions to reduce the basis risk between underlying investment funds and hedge instruments. To this end, enhancements have been made to its hedging program as of the end of June 2022, which further increase the predictability of cash flows from the variable annuity portfolio. As previously announced, in April 2022 Transamerica adopted a long-term implied volatility assumption for the valuation of its variable annuity guarantees, which was higher than the prevailing implied volatility at that time. Previously, spikes in short-term volatility could result in more variability in the RBC ratio. Given that implied volatility tends to revert to the mean over time, the adoption of a long-term volatility assumption will better protect Transamerica’s capital position against short-term market dislocations.

Transamerica is actively managing its long-term care business. The primary management action regarding long-term care is a multi-year rate increase program. In the second quarter of 2022, the company obtained regulatory approvals for additional rate increases worth USD 23 million, bringing the total value of approvals achieved since the start of the program to USD 391 million. The company is on track to achieve the upgraded target of USD 450 million rate increases from this program.

Claims experience for the long-term care business in the second quarter was favorable relative to the company’s long-term expectations due to the impact of the COVID-19 pandemic. Actual to expected claims experience was 75% for the second quarter of 2022, and reflected the release of the remaining USD 18 million incurred but not reported (IBNR) reserve that was previously set up for delayed long-term care claims. Excluding this release, the actual to expected claims experience for the second quarter of 2022 would have amounted to 88%. This is mainly due to higher than expected claims terminations, while the number of new claims returned to pre-pandemic levels.

The Netherlands

The dedicated team responsible for the Dutch Life business – Aegon Levensverzekering N.V. – is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The Solvency II ratio of the Dutch Life business increased during the second quarter of 2022 from 186% to 200% driven by model updates and the sale of fixed income investments to protect the liquidity position in the context of rising interest rates. The ratio stands above the operating level of 150%. In May 2022, the company updated its interest rate hedging program to reduce the sensitivity of the ratio to steepening of the interest rate curve at the longer end.

Growth Markets and Asset Management

In its growth markets – Spain & Portugal, Brazil, and China – Aegon is investing in profitable growth. New life sales from these markets increased by 5% to EUR 55 million due to sales growth in the bancassurance channel in Spain. Market consistent value of new business (MCVNB) for life business decreased slightly to EUR 16 million driven by a less favorable product mix in Spain, which was partially offset by more favorable economic conditions.

New premium production for property & casualty and accident & health insurance increased by 8% compared with the second quarter of 2021 to EUR 31 million driven by the continued demand for household insurance products in Spain & Portugal.

2Q 2022 Results - 5

The Hague – August 11, 2022

On May 23, 2022, Aegon announced its decision to sell its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. The sale followed the change of control in Liberbank after its merger with Unicaja Banco in 2021. The gross proceeds of the transaction amount to EUR 177 million, representing 22 times 2021 operating result after tax of Aegon’s 50% stake in the joint venture. Aegon Spain intends to upstream the net proceeds to the Group. The transaction is expected to close in the second half of 2022, subject to regulatory approval. Aegon will continue to grow its business in Spain & Portugal through its key life and non-life joint ventures with Banco Santander as well as through its own channels, which have generated significant profitable growth over the last years.

Aegon Asset Management (Aegon AM) aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net outflows on the Global Platforms amounted to EUR 0.8 billion in the second quarter of 2022. Continued net deposits into the Dutch mortgage fund were more than offset by outflows in fiduciary management and in other asset classes, including structured assets, as customers freed up liquidity in a rising interest rate environment and because of challenging market conditions. Third-party net deposits in Strategic Partnerships of EUR 1.1 billion more than offset the third-party outflows in Global Platforms, leading to net third-party net deposits of EUR 0.3 billion for Aegon AM overall. This builds on Aegon’s track record of more than ten consecutive years of positive third-party net deposits and reflects the strength of Aegon’s investment capabilities. Annualized revenues lost on net deposits for Global Platforms amounted to EUR 8 million for the quarter as a result of net outflows in the general account, affiliates and third-party business. The operating margin reduced from 13.6% in the second quarter of 2021 to 11.8%. On a constant currency basis, expense reductions were more than offset by the impact of adverse market conditions on management fees and lower other revenues as a result of lower origination and disposition fees on the real assets platform.

Earlier this year, Aegon AM entered into a four-year equity venture with Taurus, a global private equity real estate firm, to acquire USD 600 million in multifamily assets, and to considerably reduce the energy consumption and carbon output of those assets. This venture leverages Taurus and Aegon AM’s track record of executing multifamily value-add investment strategies and is part of Aegon AM’s continuous focus on responsible investments. In the second quarter, an initial investment was made to turn an apartment complex located in Orlando, Florida into a low-carbon, energy efficient building.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On April 21, 2022, Aegon announced the completion of the divestment of its business in Turkey to VIG. The gross proceeds of the transaction amounted to EUR 80 million. The completion of the sale of the Turkish business marks another step towards the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. Aegon already announced the completion of the divestment of Aegon’s Hungarian businesses to VIG on March 23, 2022 for EUR 620 million gross proceeds. The divestment of Aegon’s businesses in Poland and Romania is expected to be completed in the course of 2022, subject to required local regulatory approvals.

Strengthening the balance sheet

Aegon’s capital management policy has three pillars: Cash Capital at the Holding, gross financial leverage, and capital positions of the country units. Each country unit has a minimum dividend payment level and an operating level. Each country units is expected to remit capital to the Holding as long as its capital ratio is above the minimum dividend payment level, subject to normal governance. Aegon will manage the capital position of its units to the operating level over-the-cycle. Each unit maintains a dynamic list of potential management actions to manage the capital position and maintain a strong solvency ratio. An example of such a management action is the update made to the valuation of Index Universal Life reserves in the United States in the second quarter of 2022. This was possible thanks to a multi-year model enhancement program, and had a significant positive impact on Transamerica’s RBC ratio.

2Q 2022 Results - 6

The Hague – August 11, 2022

Financial highlights

Financial overview									unaudited

EUR millions	Notes	2Q 2022	2Q 2021%		1Q 2022%		YTD 2022	YTD 2021%

Americas		236	283	(16)	166	42	402	444	(9)
The Netherlands		191	185	3	187	2	377	370	2
United Kingdom		56	44	27	51	10	107	84	28
International		57	33	72	47	22	104	63	65
Asset Management		49	71	(31)	68	(28)	117	146	(19)
Holding and other activities		(51)	(54)	5	(55)	7	(106)	(112)	5
Operating result	1	538	562	(4)	463	16	1,001	993	1
Fair value items		(206)	468	n.m.	(452)	55	(658)	471	n.m.
Realized gains / (losses) on investments		(226)	162	n.m.	73	n.m.	(153)	193	n.m.
Net impairments		(19)	15	n.m.	(20)	5	(38)	31	n.m.
Non-operating items		(450)	644	n.m.	(399)	(13)	(849)	694	n.m.
Other income / (charges)		(522)	(153)	n.m.	330	n.m.	(192)	(152)	(27)
Result before tax		(435)	1,053	n.m.	394	n.m.	(40)	1,536	n.m.
Income tax		87	(205)	n.m.	18	n.m.	105	(301)	n.m.
Net result		(348)	849	n.m.	412	n.m.	64	1,235	(95)

Net result attributable to:
Owners of Aegon N.V.		(365)	842	n.m.	385	n.m.	19	1,226	(98)
Non-controlling interests		18	6	193	27	(35)	45	9	n.m.

Operating result after tax		442	454	(3)	372	19	814	812	-

Return on equity	4	9.0%	10.4%	(14)	8.1%	11	8.6%	9.7%	(11)

Operating expenses		954	961	(1)	949	1	1,902	1,916	(1)
Addressable expenses*	8	748	746	-	751	-	1,499	1,477	1

Americas		8,325	7,493	11	10,113	(18)	18,438	18,039	2
The Netherlands		5,494	5,131	7	5,056	9	10,551	9,619	10
United Kingdom		1,807	5,207	(65)	3,350	(46)	5,157	9,268	(44)
International		204	39	n.m.	103	99	307	69	n.m.
Asset Management		30,185	36,931	(18)	36,708	(18)	66,893	76,709	(13)
Total gross deposits	9	46,016	54,802	(16)	55,329	(17)	101,345	113,704	(11)

Americas		(2,392)	(4,038)	41	(1,916)	(25)	(4,307)	(8,080)	47
The Netherlands		412	241	71	165	150	577	445	30
United Kingdom		(1,378)	1,783	n.m.	182	n.m.	(1,196)	2,469	n.m.
International		86	9	n.m.	(37)	n.m.	48	-	n.m.
Asset Management		326	2,915	(89)	2,733	(88)	3,060	6,034	(49)
Total net deposits / (outflows)	9	(2,946)	909	n.m.	1,128	n.m.	(1,818)	868	n.m.

Americas		120	91	32	102	18	222	175	27
The Netherlands		17	16	7	24	(30)	41	37	12
United Kingdom		7	7	(7)	7	(7)	14	15	(9)
International		59	58	1	65	(9)	123	126	(2)
New life sales (recurring plus 1/10 single)	29	202	172	17	198	2	400	353	13

New premium production accident & health insurance		38	29	28	59	(36)	96	84	14
New premium production property & casualty insurance		28	26	5	30	(7)	57	52	10

Market consistent value of new business	3	125	124	1	136	(8)	261	276	(5)

*Addressable expenses for all reporting periods are reported at constant currency at the 2Q 2022 YTD foreign exchange rate.

2Q 2022 Results - 7

The Hague – August 11, 2022

Aegon N.V.			unaudited

Leverage
		Quarterly
	2Q	2Q	1Q
	2022	2021	2022
Gross financial leverage (EUR millions)	5,687	6,070	5,997
Gross financial leverage ratio (%)	22.5%	25.8%	23.9%

Aegon N.V.			unaudited

Cash Capital at Holding
		Quarterly
EUR millions	2Q	2Q	1Q
	2022	2021	2022
Beginning of period	1,817	1,191	1,279

Americas	206	176	21
The Netherlands	60	25	50
United Kingdom	58	-	-
International	55	34	30
Asset Management	47	40	-
Holding and other activities	-	-	-
Gross remittances	425	275	102

Funding and operating expenses	(107)	(100)	(26)
Free cash flow	318	175	76

Divestitures and acquisitions	88	40	553
Capital injections	(6)	(17)	(44)
Capital flows from / (to) shareholders	(100)	-	-
Net change in gross financial leverage	(408)	-	(9)
Other	(29)	(4)	(37)
End of period	1,680	1,386	1,817

Aegon N.V.				unaudited
Capital ratios
		2Q	2Q	1Q
EUR millions	Notes	2022	2021	2022
US RBC ratio		416%	444%	424%
NL Life Solvency II ratio		200%	172%	186%
Scottish Equitable plc (UK) Solvency II ratio		178%	163%	177%

Eligible Own Funds		18,830	19,436	19,067
Consolidated Group SCR		8,796	9,353	9,088
Aegon N.V. Solvency II ratio	10,11	214%	208%	210%

Eligible Own Funds to meet MCR		8,065	8,509	8,197
Minimum Capital Requirement (MCR)		1,836	2,286	2,058
Aegon N.V. MCR ratio		439%	372%	398%

2Q 2022 Results - 8

The Hague – August 11, 2022

Capital generation						unaudited

		2Q	2Q		1Q
EUR millions	Notes	2022	2021	%	2022	%

Earnings on in-force		324	362	(11)	303	7
Release of required		168	175	(4)	186	(10)
New business strain		(168)	(161)	(4)	(171)	2
Operating capital generation		324	376	(14)	318	2
One-time items		456	606	(25)	677	(33)
Market impacts		(624)	488	n.m.	(363)	(72)
Capital generation		156	1,470	(89)	633	(75)

Capital generation						unaudited

		2Q	2Q		1Q
EUR millions	Notes	2022	2021	%	2022	%

Americas		174	225	(23)	132	32
The Netherlands		121	89	37	107	13
United Kingdom		38	57	(34)	65	(42)
International		32	39	(17)	44	(27)
Asset Management		25	25	-	38	(33)
Holding and other activities		(67)	(59)	(13)	(67)	-
Operating capital generation		324	376	(14)	318	2

2Q 2022 Results - 9

The Hague – August 11, 2022

Operating result

Operating result decreased by 4% compared with the second quarter of 2021 to EUR 538 million. Lower fees due to adverse market movements, expected outflows in US Variable Annuities, and lower investment income in the Netherlands more than offset the benefits from expense savings, growth initiatives, favorable claims experience and the strengthening of the US dollar.

The operating result from the Americas decreased from EUR 283 million in the second quarter of 2021 to EUR 236 million in the second quarter of 2022. This was primarily due to a lower result from US Variable Annuities impacted by market movements and expected outflows. The mortality claims experience was EUR 5 million favorable for the quarter, compared with unfavorable experience of EUR 27 million in the second quarter of 2021. Morbidity experience for the quarter was also favorable at EUR 27 million, although reduced from the favorable experience in last year’s second quarter of EUR 55 million.

Aegon’s operating result in the Netherlands increased by EUR 6 million compared with the second quarter of 2021 to EUR 191 million. The result of Workplace Solutions increased – driven by provision releases in the non-life business – and more than offset the impact of lower investment income on the results of Life and Bank. Benefits from expense savings initiatives were more than offset by higher expenses for growth initiatives and higher pension cost for own employees.

The operating result from the United Kingdom increased by 27% compared with the second quarter of 2021 to EUR 56 million. The result benefited from a one-time increase in fee income net of hedging, as well as other non-recurring elements, including favorable mortality experience. Lower addressable expenses as a result of expense savings also contributed favorably. Together, these more than offset the loss of earnings from the run-off of the traditional product portfolio.

The operating result from International increased by 72% to EUR 57 million in the second quarter of 2022. The increase largely reflects the benefits from business growth in Spain & Portugal, Brazil and China, and better claims experience compared with the same period last year.

The operating result from Aegon AM decreased by 31% compared with the second quarter of 2021 to EUR 49 million. This was mainly the result of lower performance fees in the Chinese joint venture AIFMC compared with last year’s exceptional level. The operating result for Global Platforms also declined, as a result of the impact of adverse market conditions on management fees, and lower other revenues.

The operating result from the Holding was a loss of EUR 51 million, and mainly reflects funding expenses.

Non-operating items

The result from non-operating items amounted to a loss of EUR 450 million in the second quarter of 2022 as a result of fair value losses and realized losses on investments. Fair value losses were mainly driven by the United States, largely due to the dynamic hedge program for US variable annuities with GMDB and GMIB riders. This program targets to hedge the economic liability. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the quarter. There was a partial offset from the Netherlands, driven by the positive impact from rising credit spreads, that led to a lower fair value of liabilities. Realized losses on investments were driven by the Americas and the Netherlands, and reflect the sale of bonds to protect the liquidity position in the context of rising interest.

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Other charges

Other charges amounted to EUR 522 million and primarily resulted from various actuarial assumption updates, and charges from reinsurance rate increases in the Americas. Other drivers included a book loss on the sale of Aegon’s business in Turkey, and one-time investments related to the operational improvement plan, which amounted to EUR 69 million.

Net result

The result before tax amounted to a loss of EUR 435 million. After a tax benefit of EUR 87 million, the net result was a loss of EUR 348 million.

Expenses

Addressable expenses of EUR 748 million remained stable on a constant currency basis compared with the second quarter of 2021. Additional investments in growth initiatives across the group, an acquisition and timing elements in the Americas, and higher pension cost for own employees in the Netherlands offset the benefit from expense savings initiatives.

Operating expenses of EUR 954 million decreased by 1% compared with the second quarter of 2021. Lower one-time investments in the operational improvement plan and the impact of the completion of the sale of Aegon’s businesses in Hungary and Turkey more than offset adverse currency movements.

Shareholders’ equity

On June 30, 2022, shareholders’ equity excluding revaluation reserves equaled EUR 19.6 billion, or EUR 9.55 per common share. The EUR 0.5 billion increase compared with March 31, 2022 mainly came from the favorable impact of higher interest rates on the remeasurement of the defined benefit obligations, and favorable currency movements.

Gross financial leverage

Gross financial leverage decreased by EUR 0.3 billion in the second quarter of 2022, leading to gross financial leverage of EUR 5.7 billion per June 30, 2022. A debt tender offer was successfully completed on April 5, 2022, which reduced Aegon’s gross financial leverage by EUR 429 million. This decrease was partly offset by the strengthening of the US dollar against the euro. After completion of the tender offer, Aegon has reduced its gross financial leverage to within the range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange rate of 1.20, a target that was set to be accomplished by 2023.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding decreased from EUR 1,817 million to EUR 1,680 million during the second quarter of 2022. This was largely due to the previously announced deleveraging – which led to a cash outflow of EUR 408 million – and the first EUR 100 million tranche of Aegon’s EUR 300 million share buyback program that was executed in the second quarter of 2022. This was partly offset by free cash flow of EUR 318 million and the proceeds from divestitures of EUR 88 million, which mainly related to the completion of the sale of Aegon’s business in Turkey. Other items added up to EUR 35 million cash outflow and were driven by hedge expenses and capital injections into smaller units.

On March 23, 2022, Aegon announced its intention to return surplus cash capital to its shareholders via a EUR 300 million share buyback, barring unforeseen circumstances. The share buyback is being executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with their stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range. The second tranche of EUR 100 million is expected to be completed on or before September 30, 2022. Aegon announces today that the third tranche will commence on October 3, 2022 and is expected to be completed on or before December 15, 2022.

Capital ratios

Aegon’s Group Solvency II ratio increased from 210% to 214% during the second quarter of 2022, as capital generation after holding expenses of EUR 156 million, the sale of Aegon’s business in Turkey, and favorable

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currency movements were only partly offset by the impact of the 2022 interim dividend. Unfavorable market movements totaled EUR 624 million, largely due to lower equity markets in the United States. One-time items amounted to a benefit of EUR 456 million and were driven by management actions in the United States and the Netherlands. Operating capital generation amounted to EUR 324 million after holding expenses, reflecting overall favorable claims experience. The operating capital generation in the second quarter does not reflect the impact from the reinsurance rate increases in the US. The new rates will apply as of next year, reducing the annual operating capital generation by around EUR 40 million in 2023, and will gradually decrease in the years thereafter in line with the run-off of the portfolio.

The estimated RBC ratio in the United States decreased from 424% on March 31, 2022 to 416% on June 30, 2022, and remains above the operating level of 400%. The RBC ratio was negatively impacted by market movements, largely due to unfavorable equity markets. Furthermore, the previously announced adoption of a long-term implied volatility assumption in April 2022 reduced the RBC ratio by 4 percentage points in line with expectations. These items were partially offset by management actions, mostly from updates to the modelling of Index Universal Life reserves, which was possible due to a multi-year model enhancement program. The recapturing of liabilities from a captive reinsurance company had an unfavorable impact on the ratio. Operating capital generation contributed favorably, and broadly offset the remittances to the Group.

The estimated Solvency II ratio of NL Life increased from 186% on March 31, 2022 to 200% on June 30, 2022, and remains above the operating level of 150%. The increase was mainly due to lower capital requirements, including from the sale of fixed income investments to protect the liquidity position in the context of rising interest rates. A model update to reflect more granular asset modeling contributed favorably as well. Market movements had a neutral impact, as the negative impact from higher spreads was offset by a positive impact from other market movements, mainly due to the significant rise of interest rates. Operating capital generation more than offset the EUR 50 million remittance to the Group in the second quarter.

The estimated Solvency II ratio for Scottish Equitable Plc increased from 177% on March 31, 2022 to 178% on June 30, 2022, and remained above the operating level of 150%. The increase of the ratio was mostly due to operating capital generation and a reduction in required capital as a result of market movements. These more than offset the impact of remittances to the holding company.

2022 interim dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. Aegon targets a dividend per common share of around EUR 0.25 over 2023. At its 2020 Capital Markets Day, Aegon guided for muted near-term dividend growth. Since then, Aegon has made steady progress on its strategic priorities and financial targets. As a result, Aegon announces today an interim dividend for 2022 of EUR 0.11 per common share, which represents an increase of EUR 0.03 compared with the interim dividend for 2021.

The interim dividend will be paid in cash or in shares at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash. Aegon intends to neutralize the dilutive effect of the 2022 interim dividend to be paid in shares in the fourth quarter of this year, barring unforeseen circumstances.

Aegon’s shares will be quoted ex-dividend on August 23, 2022. The record date is August 24, 2022. The election period for shareholders will run from August 25 up to and including September 14, 2022. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 8 through September 14, 2022. The stock dividend ratio will be announced on Aegon’s website on September 14, 2022 after business hours. The dividend will be payable as of September 21, 2022.

Financial outlook

Since the Capital Markets Day in 2020, Aegon has strengthened its capital position. Gross financial leverage has been reduced to within the targeted range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange

2Q 2022 Results - 12

The Hague – August 11, 2022

rate of 1.20, a target that was set to be accomplished by 2023. Furthermore, Aegon has significantly reduced the affiliate note balance in the US, and reduced its exposure to financial market risk. Throughout its transformation journey, Aegon has maintained the capital position of its three main units around or above their respective operating levels, despite market volatility. This has allowed Aegon to sustainably grow its free cash flow.

Considering the active management of the balance sheet and the overall transformation progress, Aegon is comfortable increasing its expectation for cumulative free cash flow over the period 2021 to 2023 to at least EUR 2.2 billion – barring unforeseen circumstances – of which approximately one third in 2022. This is well ahead of the target of EUR 1.4 billion to EUR 1.6 billion provided at the 2020 Capital Markets Day. The free cash flow outlook is supported by operating capital generation from the units. Following the strong performance in 2022 year to date, Aegon increases its outlook for operating capital generation before holding funding and operating expenses to around EUR 1.4 billion, barring unforeseen circumstances. This compares to the guidance of around EUR 1.2 billion that was provided at the fourth quarter 2021 results.

Selection of new independent auditor

Aegon’s Supervisory Board will propose to appoint Ernst & Young Accountants LLP as the company’s independent auditor for the Annual Accounts 2024 through 2028, during the upcoming Annual General Meeting of Shareholders on May 25, 2023. This recommendation is the result of a rigorous tender process that Aegon conducted, in line with industry best practice and consistent with its sound corporate governance principles.

2Q 2022 Results - 13

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Americas

Americas									unaudited
USD in millions	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Individual Solutions		191	272	(30)	129	48	320	402	(20)
Workplace Solutions		63	69	(9)	57	10	119	133	(10)
Operating result		253	341	(26)	186	36	439	535	(18)
Fair value items		(759)	458	n.m.	(475)	(60)	(1,234)	395	n.m.
Realized gains / (losses) on investments		(113)	180	n.m.	15	n.m.	(98)	206	n.m.
Net impairments		(10)	13	n.m.	(5)	(108)	(14)	20	n.m.
Non-operating items		(882)	651	n.m.	(464)	(90)	(1,346)	621	n.m.
Other income/(charges)		(414)	(255)	(63)	5	n.m.	(410)	(263)	(56)
Result before tax		(1,043)	737	n.m.	(274)	n.m.	(1,316)	893	n.m.
Income tax		247	(126)	n.m.	76	n.m.	323	(134)	n.m.
Net result		(795)	612	n.m.	(198)	n.m.	(993)	759	n.m.

Operating expenses		442	447	(1)	451	(2)	894	863	4
Addressable expenses		380	371	2	389	(2)	769	729	5

Individual Solutions		2,099	2,558	(18)	2,823	(26)	4,922	5,851	(16)
Workplace Solutions		6,712	6,479	4	8,524	(21)	15,236	15,890	(4)
Total gross deposits	9	8,811	9,037	(3)	11,347	(22)	20,158	21,741	(7)

Individual Solutions		(2,601)	(1,800)	(45)	(2,081)	(25)	(4,682)	(2,993)	(56)
Workplace Solutions		41	(3,070)	n.m.	(69)	n.m.	(27)	(6,745)	100
Total net deposits / (outflows)	9	(2,560)	(4,870)	47	(2,149)	(19)	(4,709)	(9,738)	52

Individual Solutions		106	95	12	94	13	200	178	12
Workplace Solutions		22	15	47	21	6	43	33	28
New life sales (recurring plus 1/10 single)	9	128	110	17	114	12	243	211	15

New premium production accident & health insurance		30	25	19	54	(45)	84	74	12

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The Hague – August 11, 2022

Operating result

The operating result from the Americas decreased from USD 341 million in the second quarter of 2021 to USD 253 million in the second quarter of 2022. This was primarily due to a lower result from Variable Annuities impacted by adverse market movements and expected outflows. The mortality claims experience was USD 5 million favorable for the quarter, compared with unfavorable experience of USD 33 million in the second quarter of 2021. Morbidity experience for the quarter was also favorable at USD 30 million, although reduced from the favorable experience in last year’s second quarter of USD 66 million.

●

In Individual Solutions, the operating result decreased by USD 81 million to USD 191 million in the second quarter of 2022 compared with the prior year period. The decrease was a result of higher benefit costs and lower fee revenues in Variable Annuities, a consequence of expected outflows and the impact of lower equity markets and higher interest rates.

In Individual Life, we saw a favorable mortality experience of USD 5 million, compared with USD 27 million of adverse experience in the second quarter of 2021. USD 11 million of adverse claims experience was directly attributable to COVID-19 as the cause of death, which was more than offset by favorable experience from other causes of death. Excluding mortality claims experience, the Individual Life operating result decreased driven by worse than expected persistency.

Favorable morbidity claims experience in Accident & Health amounted to USD 36 million in the second quarter of 2022, benefiting from the release of the remaining USD 18 million incurred but not reported (IBNR) reserve set up during the COVID-19 pandemic. In the second quarter of 2021, the favorable morbidity experience was USD 65 million, which included a one-time reserve release. The number of new claims in the second quarter of 2022 was roughly at the same level as before the COVID-19 pandemic. The remaining favorable claims experience resulted predominately from higher than expected claims terminations. In addition, the Accident & Health operating result experienced better than expected persistency, mainly from the death of policyholders who are not on claim.

As expected, the operating result for Individual Solutions was impacted by additional expenses for the expanded dynamic hedging program and by the running costs for reinsuring a portfolio of universal life secondary guarantee policies.

●

In Workplace Solutions, the operating result decreased by USD 6 million compared with the same period last year to USD 63 million, mainly due to unfavorable persistency and morbidity claims experience in Workplace Accident & Health. The operating result of Retirement Plans was USD 37 million and remained stable, as the shift to higher margin products more than offset the lower fee income from lower account values as a result of market movements. The result of Stable Value Solutions also remained stable at USD 19 million. The result from Workplace Life increased by USD 6 million driven by an improving mortality claims experience, which was in line with expectations in this quarter.

Net result

The net result in the Americas amounted to a loss of USD 795 million in the second quarter of 2022 compared with a profit of USD 612 million in the second quarter of 2021. This was largely driven by a loss from non-operating items and Other charges, partly offset by tax benefits, compared with gains on fair value items and realized gains on investments in the prior year period.

Non-operating items resulted in a loss of USD 882 million compared with a USD 651 million gain in the second quarter of 2021. Fair value items resulted in a loss of USD 759 million in the second quarter of 2022. This was due to a USD 689 million loss on fair value hedges without an accounting match, mainly related to the dynamic hedge program for GMDB and GMIB riders. This program targets to hedge the economic liability and remained highly effective. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the quarter. Fair value hedges with an accounting match – which includes the hedges of the variable annuities GMWB portfolio – reported a loss of

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USD 167 million largely from unhedged basis and volatility risks. The combined hedge effectiveness for the variable annuities portfolio was 98%. Fair value investments resulted in a gain of USD 97 million for the second quarter of 2022 and were largely the result of outperformance of real estate with commodity exposure, multi-family property investments, and private equity reporting write-ups on portfolio companies. These were partly offset by losses from credit derivatives because of spread widening.

Realized losses on investments amounted to USD 113 million. These losses were driven by the sale of bonds to protect the liquidity position in the context of rising interest rates, and also included the sale of bonds associated with the company’s target to reduce greenhouse gas emissions of its investment portfolio. Losses were only partly offset by equity investment gains from the sale of an investment and gains on mortgages driven by prepayment fees. Gross impairments were partly offset by recoveries, mainly related to residential mortgage backed securities, resulting in net impairments of USD 10 million.

Other charges of USD 414 million were largely driven by USD 35 million of one-time investments related to the operational improvement plan, USD 174 million charges from various actuarial assumption updates, and USD 210 million charges from reinsurance rate increases.

The loss before tax amounted to USD 1,043 million. The income tax benefit was USD 247 million in the second quarter of 2022, implying an effective tax rate higher than the statutory rate due to tax credits, and resulting in a net loss of USD 795 million.

Expenses

Addressable expenses increased to USD 380 million in the second quarter of 2022 compared with USD 371 million in the second quarter of last year. The 2% increase was partly driven by the timing of expenses and an acquisition in the Workplace Solutions business in the first quarter of 2022.

Operating expenses decreased by 1% to USD 442 million, with lower one-time investments related to the operational improvement plan, hereby more than offsetting the increase in addressable expenses.

Sales

New life sales increased by 17% to USD 128 million from USD 110 million in the second quarter of 2021.

●

The Individual Solutions business generated new life sales of USD 106 million in the second quarter of 2022, supported double-digit growth in both index universal life and whole life final expense product sales compared with the same period last year. Index universal life growth is driven by the World Financial Group (WFG) distribution channel, which benefited from further structural actions expanding the distribution strength of this channel, including activating dormant producers and growing the number of licensed life agents by 12% compared with the prior year period, to 58,000. Together with the continued competitiveness of Transamerica’s products, this resulted in a market share of 63% in this channel and marks the best sales quarter for Transamerica products in the WFG channel since the first quarter of 2016. Whole life final expense sales grew thanks to targeted segmentation efforts on key brokerage relationships.

●

New life sales in Workplace Solutions increased by USD 7 million to USD 22 million. The increase was driven in part by higher new sales of term life policies, and by strong renewal participation with existing employer groups for universal life products.

New premium production for accident & health insurance increased to USD 30 million in the second quarter of 2022 from USD 25 million in the same period of 2021. Sales were almost exclusively attributed to Workplace Solutions, with sales growth dominated by supplemental health products, including growth from a new product and from new sales in core voluntary benefit products with existing employer groups.

Total net outflows reduced to USD 2.6 billion in the second quarter of 2022 compared with USD 4.9 billion in the second quarter of 2021. Individual Solutions experienced net outflows, whereas Workplace Solutions saw net inflows.

●

In Individual Solutions, net outflows increased from USD 1.8 billion in the second quarter of 2021 to USD 2.6 billion in the same period of this year, mainly driven by net outflows in Mutual Funds and Variable

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Annuities. In Mutual Funds, net outflows of USD 1.3 billion were the result of challenging market conditions. Variable Annuities saw net outflows of USD 1.2 billion compared with USD 1.9 billion net outflows in the second quarter last year, as a consequence of lower decrement rates in the current market environment. Furthermore, the run-off of the Fixed Annuities book contributed USD 0.2 billion in net outflows.

●

Workplace Solutions had net deposits of USD 0.1 billion in Retirement Plans, reporting a positive figure for the first time since the first quarter of 2019. In the second quarter of 2022, the lower-margin Large-Market segment of Retirement Plans saw net outflows of USD 0.6 billion. This was more than offset by USD 0.5 billion of net inflows in the Middle-Market segment of Retirement Plans and by USD 0.3 billion net deposits in individual retirement accounts (IRAs) from consolidation and customer retention efforts by the Advice Center.

Market consistent value of new business

Market consistent value of new business decreased from USD 105 million in the second quarter of 2021 to USD 94 million in the second quarter of 2022, partly following the exclusion of Brazil which is now reported in the International reporting segment. The value of new business in Individual Solutions decreased by USD 3 million to USD 69 million this quarter, as the impact of increasing interest rates reduced the underwriting margin on new life sales, which was only partly offset by increased life sales volumes. The value of new business in Workplace Solutions decreased by 11% to USD 24 million in the second quarter of 2022.

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The Netherlands

The Netherlands								unaudited
EUR in millions	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Life		108	130	(17)	118	(9)	226	254	(11)
Mortgages		18	18	-	17	5	36	34	4
Bank		21	26	(21)	26	(22)	47	56	(15)
Workplace Solutions		45	11	n.m.	24	84	69	26	163
Operating result		191	185	3	187	2	377	370	2
Fair value items		487	110	n.m.	(73)	n.m.	414	180	130
Realized gains / (losses) on investments		(130)	8	n.m.	61	n.m.	(69)	16	n.m.
Net impairments		4	9	(59)	3	4	7	12	(40)
Non-operating items		360	126	185	(8)	n.m.	353	208	69
Other income/(charges)		(3)	93	n.m.	16	n.m.	13	126	(90)
Result before tax		548	404	36	195	182	743	704	6
Income tax		(133)	(101)	(32)	(39)	n.m.	(172)	(172)	-
Net result		415	303	37	156	166	571	532	7

Operating expenses		187	179	5	177	6	364	378	(4)
Addressable expenses		157	152	3	151	4	308	303	2

Bank		5,233	4,894	7	4,830	8	10,063	9,169	10
Workplace Solutions		261	237	10	226	16	488	451	8
Total gross deposits	9	5,494	5,131	7	5,056	9	10,551	9,619	10

Bank		221	43	n.m.	(21)	n.m.	199	74	169
Workplace Solutions		191	198	(3)	186	3	377	371	2
Total net deposits / (outflows)	9	412	241	71	165	150	577	445	30

Mortgage origination		2,403	2,897	(17)	2,445	(2)	4,848	5,928	(18)

New life sales (recurring plus 1/10 single)		17	16	7	24	(30)	41	37	12
New premium production accident & health insurance		2	2	1	3	(39)	4	7	(37)
New premium production property & casualty insurance		5	5	(9)	5	(6)	10	10	(6)

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The Hague – August 11, 2022

Operating result

Aegon’s operating result in the Netherlands increased by EUR 6 million compared with the second quarter of 2021 to EUR 191 million. The result of Workplace Solutions increased – driven by provision releases in the non-life business – and more than offset the impact of lower investment income on the results of Life and Bank. Benefits from expense savings initiatives were more than offset by higher expenses for growth initiatives and higher pension cost for own employees across all lines of business.

●

The operating result from Life decreased by 17% to EUR 108 million in the second quarter of 2022. The main contributor was lower investment income, driven by the sale of corporate bonds due to the rising rate environment, and also by lower prepayment compensations and yields on mortgages. There was a partial offset from a shift to higher yielding assets in recent quarters. Other drivers were the impact of the longevity reinsurance transaction announced in December 2021 and lower fees and revenues from the closed individual life book.

●

The operating result from Mortgages remained stable at EUR 18 million compared with the second quarter of 2021. The impact of higher fees resulting from business growth was offset by the combination of lower revenues from lower customer prepayment compensations and yields. Mortgages under administration increased to EUR 61.6 billion, an increase of 6% compared with the end of the second quarter of 2021.

●

The operating result from Bank decreased by 21% compared with the second quarter of 2021 to EUR 21 million. The higher fee income from more fee-paying customers at Knab was more than offset by a lower interest margin, due to a reduction of the unsecured loan portfolio and less income from lower yield and prepayment compensations from mortgages.

●

The operating result from Workplace Solutions increased by EUR 34 million to EUR 45 million in the second quarter of 2022. This was primarily driven by the non-life business, resulting from releases of disability provisions due to both an exceptional level of recoveries and less new claimants than expected. Business growth of Aegon’s administration business TKP also contributed favorably.

Net result

The net result amounted to EUR 415 million, and was mostly driven by the non-operating result of EUR 360 million. The non-operating result was driven by gains on fair value items, which added up to EUR 487 million. The positive impact from rising spreads – that led to a lower fair value of liabilities – was the main driver, and real estate revaluations also contributed favorably. There was a partial offset from EUR 130 million of realized losses on investments, driven by sales of sovereign and corporate bonds to protect the liquidity position in the context of rising rates. Net recoveries contributed EUR 4 million.

Other charges amounted to EUR 3 million, as one-time investments related to the operational improvement plan were broadly offset by a one-time income related to a settlement.

The result before tax amounted to EUR 548 million. The tax charge of EUR 133 million led to a net result of EUR 415 million.

Expenses

Addressable expenses increased by 3% compared to the second quarter of 2021 to EUR 157 million. The benefit from expense savings initiatives was more than offset by other elements, mostly due to higher pension cost for own employees as a consequence of higher interest rates and higher expenses for growth initiatives.

Operating expenses increased by 5% to EUR 187 million driven by higher addressable expenses. One-time investments related to the operational improvement plan totaled EUR 9 million in the second quarter of 2022.

Sales

Workplace Solutions net deposits decreased by 3% to EUR 191 million in the second quarter of 2022. Higher recurring gross deposits from continued strong demand for PPIs were more than offset by one-time outgoing value transfers of small pensions.

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For the Bank, net deposits amounted to EUR 221 million, an increase of EUR 178 million compared to the second quarter of 2021. This was mainly due to the growth in the number of Knab customers and increased savings in the face of economic uncertainty, both driven by the small business segment.

Mortgage production decreased by EUR 0.5 billion to EUR 2.4 billion in the second quarter of 2022, of which EUR 1.2 billion was originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. The decrease in production is due to reduced refinancing activity as a result of increased mortgage interest rates.

New premium production for both accident & health and property & casualty insurance remained stable at EUR 2 and EUR 5 million, respectively.

New life sales increased by 7% to EUR 17 million, driven by higher additional yearly pension increases.

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The Hague – August 11, 2022

United Kingdom

United Kingdom								unaudited
GBP in millions	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Operating result		48	38	25	43	11	90	73	24
Fair value items		4	(15)	n.m.	44	(90)	49	(58)	n.m.
Realized gains / (losses) on investments		2	-	n.m.	-	n.m.	2	-	n.m.
Net impairments		(7)	-	n.m.	-	n.m.	(7)	-	n.m.
Non-operating items		-	(15)	99	44	n.m.	44	(58)	n.m.
Other income/(charges)	5	(27)	8	n.m.	(19)	(41)	(46)	6	n.m.
Result before tax		20	31	(34)	68	(70)	88	21	n.m.
Income tax		8	10	(18)	(3)	n.m.	6	10	(45)
Net result		28	41	(30)	65	(56)	93	31	n.m.

Operating expenses		96	92	5	91	5	187	191	(2)
Addressable expenses		80	81	(1)	79	2	159	165	(4)

Total gross deposits*	9	1,542	4,495	(66)	2,802	(45)	4,345	8,043	(46)

Retail		(89)	(78)	(15)	23	n.m.	(66)	(119)	45
Workplace Solutions		406	1,060	(62)	701	(42)	1,107	1,355	(18)
Institutional		(1,245)	879	n.m.	(303)	n.m.	(1,548)	1,462	n.m.
Traditional products		(232)	(318)	27	(268)	14	(500)	(556)	10
Total net deposits / (outflows)	9	(1,160)	1,543	n.m.	153	n.m.	(1,007)	2,143	n.m.

New life sales (recurring plus 1/10 single)	6,9	6	6	(9)	6	(5)	12	13	(11)

*Institutional deposits are included on net basis

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The Hague – August 11, 2022

Operating result

The operating result from the United Kingdom increased by 25% compared with the second quarter of 2021 to GBP 48 million. The result benefited from a one-time increase in fee income net of hedging, as well as other non-recurring elements, including favorable mortality experience. Lower addressable expenses as a result of expense savings also contributed favorably. Together, these more than offset the loss of earnings from the run-off of the traditional product portfolio.

Net result

Aegon UK reported a net result of GBP 28 million in the second quarter of 2022. This was primarily driven by the operating result, partly offset by Other charges.

Other charges added up to GBP 27 million, and were driven by charges from policyholder taxes and one-time investments related to the operational improvement plan. Charges from policyholder taxes are fully offset in the income tax line.

Non-operating items were neutral as an impairment of an associate was offset by positive fair value items and realized gains on investments.

Expenses

In the second quarter of 2022, addressable expenses amounted to GBP 80 million; a decrease of 1% compared with the same period last year. The benefit from expense savings initiatives more than offset the favorable timing elements in the second quarter of 2021 that did not reoccur.

Operating expenses increased by 5% to GBP 96 million. The benefit from lower addressable expenses was more than offset by increased one-time investments related to the operational improvement plan, which amounted to GBP 14 million in the second quarter of 2022.

Sales

Net outflows amounted to GBP 1.2 billion, compared with net deposits of GBP 1.5 billion in the second quarter of 2021. The main driver was the Institutional business, which is low-margin and for which net deposits can be lumpy.

For Retail, net outflows were in line with the comparable period last year, and amounted to GBP 89 million. Both inflows and outflows decreased following reduced customer activity due to an increased market uncertainty.

Net deposits in Workplace amounted to GBP 406 million, whereas the second quarter of last year had net deposits of GBP 1.1 billion. The decrease was mostly due to the onboarding of a large scheme in the comparable quarter of 2021, which did not reoccur.

Net outflows for the Institutional business equaled GBP 1.2 billion in the second quarter of 2022, compared with GBP 879 million of net deposits in the same period last year.

For Traditional products, net outflows amounted to GBP 232 million. This was in line with expectations, as a result of the gradual run-off of this book.

New life sales remained stable at GBP 6 million compared with the second quarter of 2021.

Market consistent value of new business

MCVNB for the second quarter of 2022 totaled GBP 15 million, a decrease of GBP 3 million compared to the second quarter of 2021. The decrease was mainly driven by lower overall business volumes and a less favorable product mix.

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International

International								unaudited

EUR in millions	Notes	2Q 2022	2Q 2021%		1Q 2022%		YTD 2022	YTD 2021%

Spain & Portugal		19	16	25	18	8	38	30	24
China		6	4	28	7	(22)	13	10	25
Brazil		8	(1)	n.m.	5	52	13	1	n.m.
TLB		28	23	25	24	18	52	37	42
Others		(4)	(9)	51	(8)	45	(12)	(16)	25
Operating result		57	33	72	47	22	104	63	65
Fair value items		4	(2)	n.m.	9	(52)	14	(2)	n.m.
Realized gains / (losses) on investments		1	3	(72)	(5)	n.m.	(4)	3	n.m.
Net impairments		(6)	-	n.m.	(1)	n.m.	(7)	-	n.m.
Non-operating items		(1)	1	n.m.	3	n.m.	3	1	n.m.
Other income/(charges)		(78)	14	n.m.	367	n.m.	289	29	n.m.
Result before tax		(22)	48	n.m.	417	n.m.	396	92	n.m.
Income tax		(15)	(11)	(41)	(10)	(60)	(25)	(19)	(34)
Net result		(37)	37	n.m.	408	n.m.	371	74	n.m.

Operating expenses		79	103	(23)	91	(13)	171	214	(20)
Addressable expenses*		30	31	(3)	31	(3)	61	59	3

Spain & Portugal		2	4	(46)	3	(20)	5	7	(37)
China		-	-	200	15	(98)	15	8	101
Brazil		202	35	n.m.	85	138	287	53	n.m.
Others		-	-	n.m.	-	n.m.	-	-	n.m.
Total gross deposits	9	204	39	n.m.	103	99	307	69	n.m.

Spain & Portugal		(2)	-	n.m.	(2)	2	(3)	-	n.m.
China		(3)	(2)	(58)	14	n.m.	11	5	137
Brazil		91	11	n.m.	(50)	n.m.	40	(5)	n.m.
Others		-	-	n.m.	-	n.m.	-	-	n.m.
Total net deposits / (outflows)	9	86	9	n.m.	(37)	n.m.	48	-	n.m.

Spain & Portugal		15	13	21	15	1	30	24	24
China		15	17	(9)	30	(50)	45	56	(19)
Brazil		25	23	6	19	32	44	37	18
TLB		3	5	(28)	-	n.m.	4	6	(46)
Others		-	1	(98)	-	(45)	-	2	(97)
New life sales (recurring plus 1/10 single)	9	59	58	1	65	(9)	123	126	(2)

New premium production accident & health insurance		8	7	6	8	(6)	16	16	-
New premium production property & casualty insurance		23	21	8	25	(7)	48	42	15

*Addressable expenses for all reporting periods are reported at constant currency at the 2Q 2022 YTD foreign exchange rate.

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The Hague – August 11, 2022

Operating result

The operating result from International increased by 72% to EUR 57 million in the second quarter of 2022. The increase largely reflects the benefits from business growth in Spain & Portugal, Brazil and China, and better claims experience compared with the same period last year.

●	The operating result from Spain & Portugal was EUR 19 million, 25% higher than in the second quarter of 2021. This was the result of business growth and favorable non-life claims experience.
●	China’s operating result rose by 28% to EUR 6 million, reflecting a growing portfolio.
●

The operating result from Brazil improved by EUR 8 million which reflects business growth, a normalization of COVID-19 mortality claims experience and a benefit from an increase in ownership in Mongeral Aegon Group (MAG) as well as in Sicoob, MAG’s insurance partnership with Bancoob.

●

TLB, the high-net-worth business, recorded an operating result of EUR 28 million, 25% higher than in the second quarter of 2021. This was mainly the result of favorable currency movements, higher surrender gains and an improved investment margin reflecting a reduction in the crediting rate compared with last year.

●

For the Others segment, the operating result improved by EUR 5 million to a loss of EUR 4 million, mainly due to an increase of the operating result of India driven by a normalization of COVID-19 mortality claims experience.

Net result

The result before tax amounted to a loss of EUR 22 million in the second quarter of 2022. Other charges were driven by a book loss of EUR 84 million on the sale of Aegon’s businesses in Turkey, mainly due to a loss related to recycling of the foreign currency translation reserves.

The net result was a loss of EUR 37 million, after a tax charge of EUR 15 million, which partly reflects the fact that the book loss on the sale of Aegon’s businesses in Turkey is non-deductible for Dutch corporate income tax purposes, as it related to the disposal of a shareholding qualifying for the participation exemption.

Expenses

Addressable expenses decreased by 3% on a constant currency basis compared with the second quarter of 2021 to EUR 30 million, reflecting expense savings in Spain which more than offset expenses related to growth initiatives.

Operating expenses were EUR 79 million in the second quarter of 2022, a decrease of 23% compared with the second quarter of last year. This largely reflects the sale of Aegon’s businesses in Hungary and Turkey, which more than offset higher expenses in Brazil.

Sales

New life sales increased by 1% compared with the second quarter of 2021 to EUR 59 million.

●	New life sales in Spain & Portugal increased by 21% to EUR 15 million, due to sales growth in the bancassurance channel in Spain.
●	China’s new life sales decreased by 9% to EUR 15 million, largely as a result of COVID-19 related challenges.
●	For Brazil, new life sales increased by 6%, driven by favorable currency movements. On a constant currency basis, new life sales were slightly down due to lower credit life and group life sales.
●	For TLB, new life sales decreased by EUR 1 million to EUR 3 million as a result of COVID-19 related challenges.

New premium production for accident & health insurance amounted to EUR 8 million, an increase of 6% compared with the second quarter of 2021. New premium production for property & casualty insurance increased by 8% to EUR 23 million driven by the continued demand for household insurance products in Spain & Portugal.

Net deposits amounted to EUR 86 million driven by third-party net deposits in our Brazilian asset management business.

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The Hague – August 11, 2022

Market consistent value of new business

MCVNB in International increased by EUR 4 million to EUR 19 million in the second quarter of 2022. This was largely driven by the inclusion of Brazil as of 2022.

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Asset Management

Asset Management								unaudited

EUR in millions	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Global Platforms		13	15	(12)	18	(27)	30	28	10
Strategic Partnerships		36	56	(36)	51	(29)	87	118	(26)
Operating result		49	71	(31)	68	(28)	117	146	(19)
Fair value items		(3)	1	n.m.	-	n.m.	(3)	(1)	(183)
Realized gains / (losses) on investments		(4)	-	n.m.	4	n.m.	-	2	n.m.
Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.
Non-operating items		(7)	1	n.m.	3	n.m.	(3)	-	n.m.
Other income / (charges)		(12)	(4)	(199)	(8)	(42)	(20)	(6)	n.m.
Result before tax		31	68	(55)	64	(52)	94	141	(33)
Income tax		(15)	(23)	34	(23)	34	(38)	(44)	13
Net result		16	46	(66)	41	(62)	56	97	(42)

Management fees		147	146	1	153	(4)	300	292	3
Performance fees		6	39	(86)	4	55	9	85	(89)
Other		20	20	1	37	(46)	58	40	44
Total revenue		173	205	(16)	194	(11)	367	417	(12)

Global Platforms		109	108	1	109	-	218	209	4
Strategic Partnerships		64	98	(34)	85	(24)	149	208	(28)
Total revenue		173	205	(16)	194	(11)	367	417	(12)

Operating Expenses		132	137	(3)	133	(1)	266	274	(3)
Addressable expenses*		94	97	(3)	91	3	185	189	(2)

Operating Margin - Global Platforms		11.8%	13.6%		16.2%		14.0%	13.2%

General Account		5,238	3,674	43	4,202	25	9,440	8,412	12
Affiliate		2,062	2,134	(3)	2,544	(19)	4,606	4,294	7
Third Party		2,599	7,611	(66)	4,774	(46)	7,374	14,531	(49)
Global Platforms		9,899	13,420	(26)	11,520	(14)	21,420	27,237	(21)
Strategic Partnerships		27,586	29,320	(6)	31,934	(14)	59,519	62,178	(4)
Gross deposits		37,485	42,740	(12)	43,454	(14)	80,939	89,415	(9)

General Account		(3,565)	167	n.m.	(2,664)	(34)	(6,229)	(2,775)	(125)
Affiliate		(1,899)	(756)	(151)	(1,051)	(81)	(2,950)	(1,525)	(93)
Third Party		(822)	2,100	n.m.	423	n.m.	(399)	2,239	n.m.
Global Platforms		(6,286)	1,512	n.m.	(3,293)	(91)	(9,579)	(2,061)	n.m.
Strategic Partnerships		1,148	815	41	2,311	(50)	3,459	3,795	(9)
Net deposits		(5,138)	2,326	n.m.	(982)	n.m.	(6,120)	1,735	n.m.

*Addressable expenses for all reporting periods are reported at constant currency at the 2Q 2022 YTD foreign exchange rate.

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The Hague – August 11, 2022

Operating result

The operating result from Aegon AM decreased by 31% compared with the second quarter of 2021 to EUR 49 million. This was mainly the result of lower performance fees in the Chinese joint venture AIFMC compared with last year’s exceptional level. The operating result for Global Platforms Management also declined, as a result of the impact of adverse market conditions on management fees and lower other revenues.

●

The operating result from Global Platforms decreased by 12% to EUR 13 million in the second quarter of 2022. This was mainly driven by the impact of adverse market conditions on management fees and lower other revenues as a result of lower origination and disposition fees on the real asset platform, which more than offset a reduction in expenses.

●

The operating result from Strategic Partnerships decreased by 36% to EUR 36 million in the second quarter of 2022. Performance fees net of performance-based compensation for Aegon’s Chinese asset management joint venture, AIFMC, normalized compared with the exceptional level in the same period last year of EUR 29 million to EUR 3 million in the current quarter. Management fees for Strategic Partnerships decreased slightly compared with the same period last year, driven by lower asset balances – in part due to the impact of lower equity markets at AIFMC. This was partly offset by favorable currency movements and net deposits, including from new fund launches.

Net result

The result before tax from Aegon AM decreased by 55% compared with the same period last year to EUR 31 million. This was driven by the lower operating result and higher one-time investments related to the operational improvement plan. After the income tax charge of EUR 15 million, the net result amounted to EUR 16 million. The effective tax rate equaled 49% due to non-recognition of deferred tax assets.

Revenues

In the second quarter of 2022 total revenues decreased by EUR 32 million compared with the same period last year to EUR 173 million. This was largely driven by a decrease in performance fees in AIFMC, which normalized compared with the exceptional level of performance fees in the same period last year. Management fees remained stable at EUR 147 million, as favorable currency movements and third-party net deposits in Strategic Partnerships, including new funds launches, were offset by unfavorable market movement. Other revenues increased by EUR 1 million to EUR 20 million, as higher investment income in Strategic Partnerships more than offset lower origination and disposition fees on the real asset platform.

Expenses

Addressable expenses – related to Global Platforms – decreased by EUR 3 million on a constant currency basis to EUR 94 million in the second quarter of 2022. Higher personnel expenses were more than offset by one-time expenses in the same period last year.

Operating expenses decreased by 3% to EUR 132 million mainly driven by lower performance-related compensation in AIFMC. This was partly offset by unfavorable currency movements and higher one-time investments related to the operational improvement plan for Global Platforms, which amounted to EUR 12 million in the second quarter of 2022.

Sales

Third-party net deposits decreased by EUR 2.6 billion to EUR 0.3 billion in the second quarter of 2022, and consisted of EUR 0.8 billion net outflows on Global Platforms, and EUR 1.1 billion net deposits on Strategic Partnerships. This builds on Aegon’s track record of ten consecutive years of positive third-party net deposits, and reflects Aegon AM’s competitive investment capabilities.

Global Platforms third-party net deposits decreased by EUR 2.9 billion to net outflows of EUR 0.8 billion in the second quarter of 2022, as continued net deposits into the Dutch mortgage fund were more than offset by outflows in fiduciary management and in other asset classes, including structured assets, as customers freed up liquidity in a rising interest rate environment and because of challenging market conditions. Strategic Partnerships third-party net

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The Hague – August 11, 2022

deposits increased by EUR 0.3 billion to EUR 1.1 billion in the second quarter of 2022 driven by net deposits in AIFMC and the joint venture LBPAM.

Net outflows from the general account added up EUR 3.6 billion in the second quarter of 2022, compared with net deposits of EUR 0.2 billion in the second quarter of last year. This was largely attributable to rising interest rates, which led to redemptions, as Aegon’s insurance businesses needed the cash for collateral purposes. Net outflows from affiliates totaled EUR 1.9 billion in the second quarter of 2022, and included the impact of the gradual run-off of the traditional product portfolio in the UK.

Assets under management

Assets under management decreased by EUR 76 billion compared with June 30, 2021, to EUR 315 billion. This was driven by unfavorable market movements and a transfer of EUR 49 billion assets under management which reflects the completion of the divestment of LBPAM’s 45% stake in Ostrum AM. This was partly offset by third-party net deposits and favorable currency movements.

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The Hague – August 11, 2022

Market consistent value of new business								unaudited
EUR millions, after tax	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Americas*		88	87	1	65	35	153	173	(12)
The Netherlands		1	1	84	13	(91)	15	7	108
United Kingdom		18	21	(16)	35	(49)	52	52	-
International*		19	15	23	23	(19)	41	43	(5)
Total		125	124	1	136	(8)	261	276	(6)

Modelled new business: APE								unaudited
EUR millions, after tax	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Americas		156	143	9	280	(44)	436	404	8
The Netherlands		16	14	17	160	(90)	176	181	(3)
United Kingdom		550	519	6	668	(18)	1,217	1,061	15
International		78	54	44	89	(12)	167	128	30
Total		800	730	10	1,196	(33)	1,996	1,775	12

Modelled new business: Deposits								unaudited
EUR millions, after tax	Notes	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Americas		1,949	1,607	21	2,112	(8)	4,061	3,960	3
The Netherlands		55	58	(5)	303	(82)	358	328	9
United Kingdom		-	-	-	-	-	-	-	-
International		-	1	(32)	15	(98)	16	8	86
Total		2,004	1,665	20	2,431	(18)	4,435	4,297	3

*The MCVNB comparative figures include Brazil within the Americas segment. It is excluded starting from 1Q 2022 and included within the International segment.

Exchange rates
	EUR/USD		EUR/GBP
	2022	2021	2022	2021
Current quarter YTD income statement (average rate)	1.0933	1.2052	0.8425	0.8678
Prior quarter YTD income statement (average rate)	1.1221	1.2046	0.8366	0.8737
Current quarter balance sheet (closing rate)	1.0455	1.1859	0.8608	0.8584
Prior quarter balance sheet (closing rate)	1.1127	1.1753	0.8451	0.8519

2Q 2022 Results - 29

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 2Q 2022 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 a.m. CET, with an audio webcast on aegon.com. Two hours after the conference call, a replay will be available on aegon.com.

Click to join conference call

With ‘click to join’, there is no need to dial-in for the conference call. Simply click the link below, enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Click here to connect. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 720 452 7989

United Kingdom: +44 (0)330 165 4012

The Netherlands: +31 (0) 20 703 8218

Passcode: 6498775

Financial calendar 2022

Ex-dividend date interim dividend 2022 – August 23

Payment date interim dividend 2022 – September 21

Third quarter 2022 results – November 10

IFRS 9/17 Educational Webinar– December 14

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

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The Hague – August 11, 2022

Notes (1 of 3)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited

	2Q 2022			2Q 2021

		Joint ventures			Joint ventures
		and associates			and associates
EUR millions	Segment total	eliminations	Consolidated	Segment total	eliminations	Consolidated

Operating result after tax	442	41	483	454	30	485

Tax on operating result	(96)	19	(76)	(108)	20	(88)

Operating result	538	22	560	562	10	572

Fair value items	(206)	(41)	(246)	468	(38)	430

Realized gains / (losses) on investments	(226)	1	(225)	162	(2)	160

Net impairments	(19)	(1)	(20)	15	-	15

Non-operating items	(450)	(41)	(491)	644	(40)	605

Other income / (charges)	(522)	(1)	(523)	(153)	10	(143)

Result before tax	(435)	(20)	(454)	1,053	(20)	1,034

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	20	(20)	-	20	(20)	-

Income tax (expense) / benefit	87	20	106	(205)	20	(185)

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(20)	20	-	(20)	20	-

Net result	(348)	-	(348)	849	-	849

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The Hague – August 11, 2022

Notes (2 of 3)

Segment information			unaudited

	1Q 2022

		Joint ventures
		and associates
EUR millions	Segment total	eliminations	Consolidated

Operating result after tax	372	37	409

Tax on operating result	(92)	20	(72)

Operating result	463	17	480

Fair value items	(452)	(47)	(499)

Realized gains / (losses) on investments	73	(2)	71

Net impairments	(20)	1	(19)

Non-operating items	(399)	(48)	(447)

Other income / (charges)	330	10	339

Result before tax	394	(21)	373

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	21	(21)	-

Income tax (expense) / benefit	18	21	39

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(21)	21	-

Net result	412	-	412

Segment information						unaudited

	2Q 2022 YTD			2Q 2021 YTD

		Joint ventures			Joint ventures
		and associates			and associates
EUR millions	Segment total	eliminations	Consolidated	Segment total	eliminations	Consolidated

Operating result after tax	814	78	892	812	11	823

Tax on operating result	(188)	39	(148)	(182)	44	(138)

Operating result	1,001	39	1,040	993	(33)	960

Fair value items	(658)	(88)	(746)	471	(18)	452

Realized gains / (losses) on investments	(153)	(1)	(154)	193	(5)	188

Net impairments	(38)	-	(38)	31	-	31

Non-operating items	(849)	(89)	(938)	694	(23)	671

Other income / (charges)	(192)	9	(183)	(152)	12	(140)

Result before tax	(40)	(41)	(81)	1,536	(44)	1,492

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	41	(41)	-	44	(44)	-

Income tax (expense) / benefit	105	41	146	(301)	44	(257)

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(41)	41	-	(44)	44	-

Net result	64	-	64	1,235	-	1,235

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The Hague – August 11, 2022

Notes (3 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.
8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

unaudited	2Q	2Q	YTD 2Q	YTD 2Q
EUR millions	2022	2021	2022	2021

Employee expenses	523	477	1,035	967
Administrative expenses	363	411	721	786
Operating expenses for IFRS reporting	886	887	1,756	1,753
Operating expenses related to jv’s and associates	67	74	146	162
Operating expenses in earnings release	954	961	1,902	1,916

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

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Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable EU-IFRS measure is provided in the notes to this press release. Market consistent value of new business is not based on EU-IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for EU-IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-EU-IFRS measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

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The Hague – August 11, 2022

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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